Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 6 DATED JULY 2, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”) as supplemented by Supplement No. 1, dated May 16, 2014, Supplement No. 2, dated May 22, 2014, Supplement No. 3, dated June 11, 2014, Supplement No. 4, dated June 12, 2014 and Supplement No. 5, dated June 25, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation”

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

C.	To update disclosure in the section of the Prospectus titled “Conflicts of Interest”

A.	Update to the Sections of the Prospectus Titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation”

The description set forth below updates and should be read in conjunction with the description of the Expense Support Agreement in the sections of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” on pages 10-11 and 110-111, respectively, of the Prospectus.

Effective as of July 1, 2014, we, the Operating Partnership, and the Advisor entered into an Amended and Restated Expense Support and Conditional Reimbursement Agreement, which we refer to herein as the “Amended and Restated Expense Support Agreement,” in order to extend the term of the agreement through June 30, 2015 and to amend the definition of Baseline Distributions in connection with the previously announced increase in the quarterly cash distribution rate for the third quarter of 2014 from $0.11250 per share to $0.11875 per share. Under the Amended and Restated Expense Support Agreement, for each quarter in the period from July 1, 2014 through June 30, 2015, Baseline Distributions are equal to the aggregate cash distributions that would have been declared for such quarter assuming daily distributions at the quarterly rate of $0.11875 per share of common stock. Although the Amended and Restated Expense Support Agreement has an effective term through June 30, 2015, it may be terminated prior thereto without cause or penalty by either the Advisor or a majority of our independent directors, in each case upon 60 days’ written notice to the other party.

B.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted before the paragraph that is immediately prior to the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 81 of the Prospectus:

Windham Industrial Center

On June 30, 2014, we, through one of our wholly-owned subsidiaries, acquired from Kylie Capital LLC, as the seller, a 100% fee interest in one industrial building located in the Chicago market, totaling approximately 163,000 square feet on 9.6 acres, which we refer to herein as the “Windham Industrial Center.” The building is 100% leased to two customers with an average remaining lease term (based on square feet) of 2.2 years. Each of the customers in the Windham Industrial Center individually leases more than 10% of the total rentable area, as described below:

•	Ulta Salon, Cosmetics & Fragrance, Inc., a beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services, leases approximately 57,500 square feet, or approximately 35% of the building’s rentable area, under a lease that expires in April 2015.

•	BarrierSafe Solutions International, Inc., an innovator and manufacturer of personal protective equipment, leases approximately 105,400 square feet, or approximately 65% of the building’s rentable area, under a lease that expires in May 2017.

The total purchase price was approximately $10.9 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 5.3%. Pursuant to the terms of the Advisory Agreement, as amended, we paid an acquisition fee to the Advisor of approximately $218,000, equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and borrowings under our corporate line of credit.

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C.	Update to the Section of the Prospectus Titled “Conflicts of Interest”

The disclosure under the heading “Allocation of Investment Opportunities Among Affiliates and Other Related Entities” on pages 122-123 of the Prospectus is hereby superseded and replaced in its entirety with the following in order to reflect the current process for allocating investment opportunities among us and affiliates and other related entities:

Allocation of Investment Opportunities Among Affiliates and Other Related Entities. Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, affiliated with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.

In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors and will consider whether under such factors the opportunity is equally suitable for us and another program affiliated with us, the Advisor or its affiliates. In determining whether or not an investment opportunity is suitable for us or another affiliated program, the Advisor shall examine, among others, the following factors as they relate to us and each other program (the “Allocation Factors”):

•	The investment objectives and criteria of each program;

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets owned by each program;

•	The effect of the acquisition both on diversification of each program’s investments by type of commercial property and geographic area, and on diversification of the customers of its properties;

•	The policy of each program relating to leverage of investments;

•	The anticipated cash flow of each program;

•	The tax effects of the purchase on each program;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.

Except with respect to certain circumstances set forth below, in the event that our investment objectives overlap with those of another affiliate’s program and the opportunity is equally suitable for us and the affiliated program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more affiliated programs seeking to acquire similar types of investments shall be reasonable. This responsibility has been delegated to the Conflicts Resolution Committee. The Advisor is required to obtain and provide to our board of directors or the Conflicts Resolution Committee the necessary information to make this determination.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program affiliated with the Advisor or its affiliates may make the investment.

Notwithstanding the foregoing, the Sponsor and the Advisor have agreed, subject to changes approved by the Conflicts Resolution Committee, that (the “IPT/IIT Allocation Arrangement”): if an investment is equally suitable for IIT and us, until such time as all of the proceeds from our public offerings have been fully invested and except as noted below, we will have priority over IIT with respect to: (i) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; and (ii) debt investments related to industrial properties located in the U.S. or Mexico; provided, however, that: (a) other than development or re-development opportunities associated with existing IPT investments (e.g., development on excess land or expansion of an existing facility) which opportunities shall remain with IPT, IIT will have priority with respect to all opportunities related to development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico; and (b) when, from time to time, IIT has additional capital to deploy (either through the sale of assets or otherwise) into Core Industrial Investment Opportunities, and, when, from time to time, we have capital available to deploy into Industrial Development Opportunities, our CEO and regional Managing Directors (who currently serve in similar positions at IIT) will determine in their sole discretion for which program the investment is most suitable by utilizing the Allocation Factors listed above. Any such determinations above will be reported, at least quarterly, to our Conflicts Resolution Committee in order to evaluate whether we are receiving our fair share of opportunities.

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In addition, DPF has priority over us and IIT (collectively, “IPT/IIT”) for all other non-industrial real estate or non-industrial debt investment opportunities until such time as DPF is no longer engaged in a public offering and all of the proceeds from its public offerings have been fully invested. Further, in recognition of the fact that DPF may seek to acquire industrial properties and industrial debt investments and has a separate day-to-day asset acquisition team, the Sponsor and the Advisor have agreed, subject to changes approved or required by the Conflicts Resolution Committee, that: (i) if an industrial property or industrial debt opportunity is a widely-marketed, brokered transaction, DPF, on the one hand, and IPT/IIT, on the other hand, may simultaneously and independently pursue such transaction; and (ii) if an industrial property or industrial debt opportunity is not a widely-marketed, brokered transaction, then, as between DPF, on the one hand, and IPT/IIT, on the other hand, the management team and employees of each company generally are free to pursue any such industrial property or industrial debt opportunity at any time, subject to certain allocation procedures if non-widely-marketed transactions are first sourced by certain shared employees, managers or directors.

While this is the current allocation process for allocating our Sponsor’s investment opportunities as between us, IIT and DPF, the Sponsor may at any time or from time to time revise this allocation procedure, subject to the confirmation by our Conflicts Resolution Committee that the proposed method for the allocation of investments by two or more affiliated programs seeking to acquire similar types of investments is reasonable. These allocation procedures may result in investment opportunities that are attractive to us being directed to IIT or DPF. In addition, the Sponsor (or its affiliates) may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by our Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets. For example, if our Sponsor sponsors an additional real estate fund that is exclusively or primarily focused on the acquisition of a particular asset class, we may agree, with the approval of a majority of our board of directors, including a majority of the independent directors, that such fund will have priority with respect to the acquisition of such asset class.

To the extent that an affiliate, the Advisor or another related entity becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such affiliate or such related entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of our board of directors, including a majority of the independent directors.

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